EXHIBIT 3.2

THIRD AMENDED AND RESTATED BYLAWS
OF
GENERAL FINANCE CORPORATION

ARTICLE I

Stockholders

Section 1.1. <u>Annual Meetings</u>. An annual meeting of stockholders of General Finance Corporation (the "<u>Corporation</u>") for the election of directors and for the transaction of any other proper business shall be held at such date, time and place either within or without the State of Delaware, or may not be held at any place, but may instead be held solely by means of remote communication, as may be designated by the Corporation's board of directors (the "<u>Board of Directors</u>") from time to time.

Section 1.2. <u>Special Meetings</u>. Special meetings of stockholders of the Corporation may be called at any time by the chairperson of the Board of Directors (the "<u>Chair</u>"), if any, the vice chairperson of the Board of Directors (the "<u>Vice Chair</u>"), if any, the president of the Corporation (the "<u>President</u>"), or the Board of Directors, to be held at such date, time and place either within or without the State of Delaware, or may not be held at any place, but may instead be held solely by means of remote communication, as may be stated in the notice of the meeting. A special meeting of stockholders of the Corporation shall be called by the secretary of the Corporation (the "<u>Secretary</u>") upon the written request, stating the purpose of the meeting, of stockholders of the Corporation who together own of record a majority of the outstanding shares of each class of stock of the Corporation entitled to vote at such meeting.

Section 1.3. <u>Notice of Meetings</u>.

(a)   Whenever stockholders of the Corporation are required or permitted to take any action at a meeting, a written notice of the meeting shall be given stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders of the Corporation and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders of the Corporation entitled to vote at the meeting, if such date is different from the record date for determining stockholders of the Corporation entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by applicable law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder of the Corporation entitled to vote at such meeting as of the record date for determining the stockholders of the Corporation entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder of the Corporation at such stockholder's address as it appears on the records of the Corporation.

(b)   In addition, if a stockholder of the Corporation has consented to receive notices by a form of electronic transmission, then, so long as such consent has not been properly revoked by such stockholder or deemed revoked pursuant to Section 232(a) of the General Corporation Law of the State of Delaware, as may be amended from time to time (the "DGCL"), such notice, by (i) facsimile telecommunication, or by electronic mail, shall be deemed to be given when directed to a number or an electronic mail address, respectively, at which such stockholder has consented to receive notice, (ii) by a posting on an electronic network together with separate notice to such stockholder of such specific posting shall be deemed given, upon the later of (A) such posting, and (B) the giving of such separate notice, and (iii) any other form of electronic transmission, such notice shall be deemed to be given when directed to such stockholder.

(c)   For purposes of these bylaws (these "Bylaws"), "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(d)   Notice shall be deemed to have been given to all stockholders of the Corporation of record who share an address if notice is given in accordance with the "householding" rules set forth in the rules of the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as may be amended from time to time, and Section 233 of the DGCL.

Section 1.4. Adjournments and Postponements.

(a)   Subject to applicable law, any meeting of stockholders of the Corporation, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, if any, thereof, and the means of remote communications, if any, and notice need not be given of any such adjourned meeting if the time and place and/or means of remote communication (as applicable) thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of the Corporation of record entitled to vote at such meeting.

(b)   In addition, subject to applicable law, any meeting of stockholders of the Corporation, annual or special, may be postponed by the Board of Directors at any time before such meeting has been convened, and such postponement shall be considered a cancellation of the originally noticed meeting. Notice of the postponed meeting shall be given to each stockholder of the Corporation of record entitled to vote at the meeting.

Section 1.5. Quorum.

(a)   At each meeting of stockholders of the Corporation, except where otherwise provided by applicable law or the certificate of incorporation, as may be amended, restated, or amended and restated from time to time in accordance with its terms (the "Charter") or these Bylaws, the holders of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum of the holders of any class of stock of the Corporation entitled to vote on a matter, either (i) the holders of such class so present or represented may, by majority vote, adjourn the meeting of such class from time to time in the manner provided by Section 1.4(b) of these Bylaws until a quorum of such class shall be so present or represented or (ii) the chairperson of the meeting may on his or her own motion adjourn the meeting from time to time in the manner provided by Section 1.4(b) of these Bylaws until a quorum of such class shall be so present and represented without the approval of the stockholders of the Corporation who are present in person or represented by proxy and entitled to vote, without notice other than announcement at the meeting.

(b)   Shares of the Corporation's own capital stock belonging on the record date for determining stockholders of the Corporation entitled to vote at the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders of the Corporation shall be presided over by the Chair, if any, or, in the absence of the Chair or if the Chair is unable to act, by the Vice Chair, if any, or, in the absence of the Vice Chair or if the Vice Chair is unable to act, by the President or, in the absence of the President or if the President is unable to act, by a vice president of the Corporation or, in the absence of the foregoing persons or if the foregoing persons are unable to act, by a chairperson designated by the Board of Directors or, in the absence of such designation or if such designee is unable to act, by a chairperson chosen at the meeting. The Secretary or, in the absence of the Secretary or if the Secretary is unable to act, an assistant secretary of the Corporation, shall act as secretary of the meeting, but in the absence of the Secretary and any assistant secretary of the Corporation or if neither is able to act, the chairperson of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairperson of the meeting. The chairperson of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

Section 1.7. Voting; Proxies.

(a)   Unless otherwise provided in the Charter, each stockholder of the Corporation entitled to vote at any meeting of stockholders of the Corporation shall be entitled to one vote for each share of capital stock of the Corporation held by such stockholder who has voting power upon the matter in question.

(b)   Each stockholder of the Corporation entitled to vote at a meeting of stockholders of the Corporation or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

(c)   A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally; provided, however, that a stockholder of the Corporation may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary. Voting at meetings of stockholders of the Corporation need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock of the Corporation entitled to vote thereon present in person or represented by proxy at such meeting shall so determine.

(d)   Directors shall be elected by a plurality of the votes of the shares of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by applicable law or by the Charter or these Bylaws, the affirmative vote of the holders of a majority of the shares of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders of the Corporation.

Section 1.8. Fixing Date for Determination of Stockholders of Record.

(a)   In order that the Corporation may determine the stockholders of the Corporation entitled to notice of any meeting of stockholders of the Corporation or any adjournment thereof or, if necessary, any postponement thereof effected pursuant to Section 1.4(b) of these Bylaws, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders of the Corporation entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders of the Corporation entitled to notice of and to vote at a meeting of stockholders of the Corporation shall be at the close of business in the State of Delaware on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business in the State of Delaware on the day next preceding the day on which the meeting is held. A determination of stockholders of the Corporation of record entitled to notice of or to vote at a meeting of stockholders of the Corporation shall apply to any adjournment of the meeting or, if necessary, any postponement of the meeting effected pursuant to Section 1.4(b) of these Bylaws; provided, however, that the Board of Directors may fix a new record date for determination of stockholders of the

Corporation entitled to vote at the adjourned or, if necessary, any postponed meeting, and in such case shall also fix as the record date for stockholders of the Corporation entitled to notice of such adjourned or postponed meeting the same or an earlier date as that fixed for determination of stockholders of the Corporation entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned or postponed meeting.

(b)   In order that the Corporation may determine the stockholders of the Corporation entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders of the Corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders of the Corporation entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the Corporation may determine the stockholders of the Corporation entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders of the Corporation for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.9. <u>List of Stockholders Entitled to Vote</u>. The Secretary shall prepare and make, at least ten days before every meeting of stockholders of the Corporation, a complete list of the stockholders of the Corporation entitled to vote at the meeting; <u>provided</u>, <u>however</u>, if the record date for determining the stockholders of the Corporation entitled to vote is less than ten days before the meeting date, the list shall reflect the stockholders of the Corporation entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 1.9 shall require the Corporation to include electronic mail addresses or other electronic content information on such list. Such list shall be open to the examination of any stockholder of the Corporation for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (a) on a reasonably accessible electronic network; <u>provided</u> that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders of the Corporation entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder of the Corporation who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder of the Corporation during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 1.10. <u>Consent of Stockholders in Lieu of Meeting</u>.

(a)   Unless otherwise provided in the Charter, any action required by applicable law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to (i) its registered office in the State of Delaware by hand or by certified mail or registered mail, return receipt requested, (ii) its principal place of business or (iii) an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded.

(b)   Every written consent shall bear the date of signature of each stockholder of the Corporation who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this Section 1.10 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to (i) its registered office in the State of Delaware by hand or by certified or registered mail, return receipt requested, (ii) its principal place of business or (iii) an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

(c)   A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder of the Corporation or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written and signed for the purposes of this Section 1.10; provided, that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder of the Corporation or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or other electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to (A) its registered office in the State of Delaware by hand or by certified or registered mail, return receipt requested, (B) its principal place of business or (C) an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission, may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors, these Bylaws or the Charter. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used; provided, that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(d)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in this Section 1.10.

(e)   Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than sixty days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective.

ARTICLE II

Board of Directors

Section 2.1. <u>Powers; Number; Qualifications</u>. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by applicable law or the Charter. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors. Directors need not be stockholders of the Corporation.

Section 2.2. <u>Election; Term of Office; Death; Resignation; Removal; Vacancies</u>.

(a)   Each director shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to the President or the Secretary. Such resignation shall be effective when it is delivered unless the resignation specifies a later effective date or an effectiveness determined upon the happening of an event or events, in which case it shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective.

(b)   Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares of the Corporation then entitled to vote at an election of directors.

(c)   Unless otherwise provided in the Charter or these Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders of the Corporation having the right to vote as a single class or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected or appointed to fill a vacancy shall hold office until the next annual meeting of the stockholders of the Corporation and his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Section 2.3. <u>Regular Meetings</u>. Subject to Section 2.5 of these Bylaws, regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4. <u>Special Meetings</u>. Subject to Section 2.5 of these Bylaws, special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chair, if any, the Vice Chair, if any, the President or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5. <u>Participation in Meetings by Conference Telephone Permitted</u>. Unless otherwise restricted by the Charter or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or of such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.5 shall constitute presence in person at such meeting.

Section 2.6. <u>Quorum; Vote Required for Action</u>. Unless the Charter provides otherwise, at all meetings of the Board of Directors, one-third of the entire Board of Directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Charter or these Bylaws shall require a vote of a greater number. In case at any meeting of the Board of Directors a quorum shall not be present, the members of the Board of Directors present may adjourn the meeting from time to time until a quorum shall be present.

Section 2.7. <u>Organization</u>. Meetings of the Board of Directors shall be presided over by the Chair, if any, or, in the absence of the Chair or if the Chair is unable to act, by the Vice Chair, if any, or, in the absence of the Vice Chair or if the Vice Chair is unable to act, by the President or, in the absence of the President or if the President is unable to act, by a vice president of the Corporation or, in the absence of the foregoing persons or if the foregoing persons are unable to act, by a chairperson designated by the Board of Directors at the meeting. The Secretary or, in the absence of the Secretary or if the Secretary is unable to act, an assistant secretary of the Corporation, shall act as secretary of the meeting, but in the absence of the Secretary and any assistant secretary of the Corporation, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. <u>Action by Directors Without a Meeting</u>. Unless otherwise restricted by the Charter or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than sixty days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 2.8 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

Section 2.9. <u>Compensation of Directors</u>. Unless otherwise restricted by the Charter or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

ARTICLE III

Committees

Section 3.1. <u>Committees</u>. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if any) to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders of the Corporation, any action or matter (other than the election or removal of directors) expressly required by applicable law to be submitted to stockholders of the Corporation for approval; (b) adopting, amending or repealing these Bylaws; or (c) removing or indemnifying directors.

Section 3.2. <u>Committee Rules</u>. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend or repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, a majority of the directors then serving on such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV

Officers

Section 4.1. <u>Officers; Election</u>. From time to time, the Board of Directors shall elect a President and a Secretary, and it may, if it so determines, elect from among its members a Chair and a Vice Chair. The Board of Directors may also elect one or more vice presidents, one or more assistant vice presidents, one or more assistant secretaries or such other officers of the Corporation as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices of the Corporation may be held by the same person unless the Charter or these Bylaws provide otherwise. The election of an officer of the Corporation shall not of itself create contractual rights.

Section 4.2. <u>Term of Office; Death; Resignation; Removal; Vacancies</u>. Unless otherwise provided in the resolution of the Board of Directors electing any officer of the Corporation, each officer of the Corporation shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any officer of the Corporation may resign at any time upon written notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall be effective when it is delivered unless the resignation specifies a later effective date or an effectiveness determined upon the happening of an event or events, in which case it shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer of the Corporation with or without cause at any time. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.

Section 4.3. <u>Powers and Duties</u>. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board of Directors that is not inconsistent with these bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders of the Corporation, the Board of Directors and any committees in a book to be kept for that purpose. Unless otherwise required by applicable law, all contracts or other agreements, understandings, arrangements or instruments of the Corporation shall be executed on behalf of the Corporation by the President or any vice president of the Corporation, such other employee of the Corporation authorized in writing by the President or any vice president of the Corporation, with such limitations or restrictions as may be authorized by the Board of Directors. In case any officer is absent, or for any other reason that the Board of Directors may deem necessary or desirable, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director. The Board of Directors may require any employee of the Corporation (including, without limitation, any officer of the Corporation) or any agent of the Corporation to give security for the faithful performance of his or her duties.

ARTICLE V

Stock

Section 5.1. <u>Stock Certificates and Uncertificated Shares</u>. The shares of stock in the Corporation shall be represented by certificates; <u>provided</u> that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares of the Corporation represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution or resolutions by the Board of Directors, every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation, representing the number of shares of stock in the Corporation owned by such holder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile or other reliable reproduction. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Except as otherwise expressly provided by applicable law, the rights and obligations of the holders of uncertificated shares of the Corporation and the rights and obligations of the holders of certificates representing stock of the same class and series of stock of the Corporation shall be identical.

Section 5.2. <u>Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates</u>. The Corporation may issue a new certificate of stock or uncertificated shares of the Corporation in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

ARTICLE VI

Miscellaneous

Section 6.1. <u>Fiscal Year</u>. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.2. <u>Seal</u>. The Corporation may have a corporate seal that shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6.3. <u>Waiver of Notice of Meetings of Stockholders, Directors and Committees</u>. Whenever notice is required to be given under applicable law or any provision of the Charter or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders of the Corporation, directors or members of a committee of directors of the Corporation need be specified in any written waiver of notice unless so required by the Charter or these Bylaws.

Section 6.4. <u>Indemnification and Insurance</u>.

(a) <u>Agents, Proceedings and Expenses</u>. For the purposes of this Section 6.4, "agent" means any person who is or was a director, officer, employee or other agent of the Corporation, or is or was a director, officer, employee or other agent of the Corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or complete action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under section (b) or (c) of Section 6.4.

(b) <u>Actions Other Than By The Corporation</u>. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

(c)   Actions by the Corporation. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

(d)   Successful Defense by Agent. To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (b) and (c) of this Section 6.4, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(e)   Required Approval. Any indemnification under Sections (b) and (c) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections (b) and (c) of Section 6.4. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the members of the Board of Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such disinterested directors designated by majority vote of such disinterested directors, even though less than a quorum, or (iii) if there are no such disinterested directors, or if such disinterested directors so direct, by independent legal counsel in a written opinion, or (iv) by the affirmative vote of a majority of the stockholders of the Corporation.

(f)   Advance of Expenses. The Corporation may, in its discretion, pay the expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it should ultimately be determined that the director or officer is not entitled to be indemnified by the Corporation as authorized in this Section 6.4 or otherwise. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

(g)   Contractual Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of this Section 6.4 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of the stockholders of the Corporation or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(h)   Limitations. No indemnification or advance shall be made under this Section 6.4, except as provided in Section (d), in any circumstances where it appears:

(i).   that it would be inconsistent with a provision of the Certificate of Incorporation, a resolution of the stockholders of the Corporation or an agreement in effect at the time of accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(ii).   that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

(i)   Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Section 6.4.

(j)   Constituent Corporations. For purposes of this Section 6.4, references to "the Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 6.4 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(k) Definitions. For purposes of this Section 6.4, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section 6.4.

(l) No amendment, modification or repeal of this Section 6.4 shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment, modification or repeal.

Section 6.5. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or equivalents, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (a) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders of the Corporation entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders of the Corporation; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders of the Corporation. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or transaction.

Section 6.6. Form of Records. Any records administered by or on behalf of the

Corporation in the regular course of its business, including its stock ledger (as such term is defined in Section 219(c) of the DGCL), books of account, and minute books, may be kept on, or be in the form of, any information storage device or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible form within a reasonable time, and with respect to the stock ledger, that the records so kept satisfy clauses (i) through (iii) of Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled by law to inspect such records in accordance with law.

Section 6.7. <u>Conflict with Applicable Law or Certificate of Incorporation</u>. These Bylaws are adopted subject to any applicable law and the Charter. Whenever these Bylaws may conflict with any applicable law or the Charter, such conflict shall be resolved in favor of such law or the Charter, as applicable.

Section 6.8. <u>Amendment of Bylaws</u>. These Bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors, but the stockholders of the Corporation entitled to vote may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.